GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2022 and 2021

(Expressed in United States dollars)

TABLE OF CONTENTS

1. Fourth quarter and full year 2022 highlights	3-4

2. Business overview	4-10

3. Guidance and outlook	11

4. Results of the AGM	12-20

5. Financial results of the Company	21-23

6. Selected quarterly financial data	24

7. Liquidity and capital resources	25-27

8. Non-IFRS measures	27-32

9. Summary of outstanding share data	32

10. Related party transactions	32-33

11. Critical accounting policies and estimates	33-34

12. Risks and uncertainties	34

13. Internal control	35-36

14. Qualified Person	36

15. Cautionary statements	36-40

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

This Management’s Discussion and Analysis (“MD&A”) of Galiano Gold Inc. (“Galiano” or the “Company”) has been prepared by management as of March 28, 2023 and should be read in conjunction with the Company’s consolidated annual financial statements for the years ended December 31, 2022 and 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1. Fourth quarter and full year 2022 highlights

The Asanko Gold Mine (“AGM”) is a 50:50 joint venture (“JV”) with Gold Fields Limited (“Gold Fields”), which is managed and operated by Galiano. Galiano owns 45% equity interest in the entity that holds the AGM mining licenses.

1.1 Key Metrics of the Asanko Gold Mine Joint Venture (on a 100% basis)

  Safety: 2022 saw a very strong safety performance with no lost-time injuries (“LTI”) nor total recordable injuries (“TRI”) recorded during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.00 and 0.15 per million employee hours worked, respectively. However, the fatal accident announced on February 6, 2023, demonstrates that we must maintain our focus on all safety processes at the AGM given a fundamental goal of the Company is to create and maintain Zero Harm operations.

  Improved long-term outlook: Reported the results of an independent National Instrument 43-101 ("NI 43-101") Feasibility Study report ("Independent FS"), which includes the reinstatement of Mineral Reserves at the AGM (refer to section "2. Business overview"). The reinstated Mineral Reserve and updated Mineral Resource estimates, underpinning the Independent FS, were led by SRK Consulting (Canada) Inc. ("SRK"). The Mineral Reserve estimate forms the basis of a revised life-of-mine ("LOM") plan at the AGM, encompassing 4 main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, and 2 satellite deposits: Dynamite Hill and Adubiaso. The Company published the details of the new LOM plan on March 28, 2023 in a report titled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 (collectively the "2023 Technical Report"). Key highlights from the 2023 Technical Report include:

    Robust mine economics: $343 million after-tax net present value at a 5% discount rate (“NPV5%“) and $478 million pre-tax NPV5%, applying a $1,700 per ounce (“/oz”) gold price.

    Low cash costs: $905/oz average total cash costs1 and $1,143/oz average all-in-sustaining costs1 ("AISC") over the LOM.

    Increased production profile: annual average gold production of 254,000 ounces from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

    Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

  Production performance: Gold production of 34,090 ounces during the fourth quarter and annual gold production of 170,342 ounces, achieving the upper end of revised guidance of 160,000 to 170,000 ounces.

  Milling performance: Achieved milling throughput of 5.8 million tonnes ("Mt") of material at a grade of 1.1 g/t during the year. Metallurgical recovery averaged 80% for the year, which was lower than prior years due to lower realized recoveries from Esaase in the first quarter and processing of lower grade stockpiles during the balance of 2022.

  Cost performance and cash flow: Total cash costs1 of $1,157/oz and AISC1 of $1,346/oz for the year ended December 31, 2022. Additionally, the JV generated positive cash flows from operations of $75.5 million and Free Cash Flow1 of $43.8 million during the year. Total cash costs1 and AISC1 for Q4 2022 were $1,031/oz and $1,191/oz, respectively.

  Financial performance: Gold revenue of $296.5 million generated from 167,849 gold ounces sold at an average realized price of $1,767/oz for the year. Net income after tax of $103.2 million during the year, which included an impairment reversal on mineral properties of $63.2 million, and Adjusted EBITDA1 of $79.2 million.

  Exploration success: Completed extensive infill drilling at Esaase, Miradani North, Abore, Midras and Nkran, the results of which were incorporated into the Independent FS, which saw a 21% increase in total Measured and Indicated ounces (after depletion) and a 251% increase in total Inferred ounces compared to the previous estimates dated February 28, 2022. Furthermore, an extensive exploration drill program was completed with positive results at Nkran, intercepting several high-grade intervals within and below the resource shell, in addition to the first phase of testing the underground potential of the deposit.

  Robust liquidity: $91.3 million in cash and cash equivalents, $3.6 million in gold on hand, $2.7 million in gold sales receivables and no debt as of December 31, 2022.

  2023 guidance: The AGM is expected to produce between 100,000 to 120,000 ounces at AISC1 guidance of between $1,900/oz to $1,975/oz. AISC1 is anticipated to be elevated in 2023 primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the tailings storage facility (“TSF”). Refer to section “3. Guidance and outlook” for further details.

1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.2 Highlights of the Company

  Stable balance sheet: Cash and cash equivalents of $56.1 million and $1.7 million in receivables as at December 31, 2022, while remaining debt-free.

  Positive earnings: Net income after tax of $40.8 million or $0.18 per common share during the year, which included the Company’s share of the JV’s net earnings for the year.

  Generative exploration: During the quarter, the Company initiated a Phase 1 drilling program on its wholly owned Asumura property on the Sefwi gold belt in Ghana, consisting of 95 planned drill holes designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. As of December 31, 2022, 12 holes have been completed with 30 additional holes in progress.

2. Business overview

Galiano owns a 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements (collectively the “joint venture” or “JV”) on the Asankrangwa Gold Belt in the Republic of Ghana (“Ghana”), West Africa. Galiano is the operator of the joint venture and currently receives an annual service fee from the JV of $7.1 million. Gold Fields also owns a 45% equity interest in the AGM, with the Government of Ghana owning a 10% free-carried interest.

The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach (“CIL”) processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American Exchange under the symbol "GAU".

2.1 Updated NI 43-101 Technical Report

On March 28, 2023, the Company published an updated NI 43-101 Technical Report for the AGM, which included the reinstatement of Mineral Reserves and demonstrated an improved long-term outlook for the mine. Highlights of the 2023 Technical Report, on a 100% basis, include:

  Proven Mineral Reserves of 7.2 Mt at 0.67 g/t for 0.2 million ounces (“Moz”) gold contained and Probable Mineral Reserves of 41.7 Mt at 1.43 g/t for 1.9 Moz gold contained. Mineral Reserves were reported assuming a gold price of $1,500/oz.

  Measured Mineral Resources of 7.4 Mt at 0.67 g/t for 0.2 Moz gold contained and Indicated Mineral Resources of 75.0 Mt at 1.39 g/t for 3.3 Moz gold contained, inclusive of Mineral Reserves. Mineral Resources were reported assuming a gold price of $1,800/oz.

  Inferred Mineral Resources of 25.1 Mt at 1.34 g/t for 1.1 Moz gold contained.

  21% increase in total Measured and Indicated ounces and a 251% increase in total Inferred ounces compared to the previous technical report dated February 28, 2022.

  Diversified feed source with 4 main open-pit mining areas: Abore, Miradani North, Esaase and Nkran, and 2 satellite deposits: Dynamite Hill and Adubiaso.

  Robust mine economics with a $343 million after-tax NPV5% and a $478 million pre-tax NPV5%, applying a $1,700/oz gold price.

  Low cash costs: $905/oz average total cash costs1 and $1,143/oz average AISC1 over the LOM.

  Increased production profile: annual average gold production of 254,000 ounces from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

  Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

For further information regarding the Mineral Reserve and Mineral Resource Estimates and to review scientific and technical information contained in the 2023 Technical Report, readers are encouraged to read the entire 2023 Technical Report found under the Company's SEDAR profile at www.sedar.com.

Additional highlights of the 2023 Technical Report, on a 100% basis, are presented in the tables and graph below.

LOM Highlights

General	Units	Value
Gold price assumption (base case)	$/oz	1,700
Average gold production	oz/year	217,000
Peak average gold production (2025 to 2030, inclusive)	oz/year	254,000
Total gold production	Moz	1.8
Mine life	years	8.5
Total ore mined	Mt	41.7
Strip ratio	Waste (t) : Ore (t)	7.21
Average mill head grade	g/t Au	1.31
Average mill recovery rate	%	89%
Proven and Probable Mineral Reserves	Moz Au	2.1
Economics
Net present value (NPV5%) (pre-tax)	$ M	477.8
LOM cumulative cash flow (pre-tax)	$ M	673.7
Net present value (NPV5%) (after-tax)	$ M	343.3
LOM cumulative cash flow (after-tax)	$ M	490.8
Operating Costs
Mining cost[2]	$/t mined	3.66
Processing cost	$/t milled	10.80
G&A cost[3]	$/t milled	6.00
Total cash costs[1]	$/oz sold	905
AISC[1]	$/oz sold	1,143
Capital Costs
Development capital (excluding deferred stripping)	$ M	58.4
Sustaining capital (excluding deferred stripping)	$ M	95.2
Closure costs	$ M	80.9

1 Non-IFRS performance measure.
2 Mining costs include deferred stripping of $428.4 million LOM and ore transportation of $101.3 million LOM.
3 G&A (as defined herein) costs include management fee payable to Galiano of approximately $7 million per year.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Annual Gold Produced & AISC1

LOM Capital Expenditures

Total Capital and Closure Costs	($M)
Development Capital
Deferred Stripping (Nkran)	258.5
Site Establishment	58.4
Subtotal Development Capital	316.9
Sustaining Capital
Deferred Stripping (other pits)	169.8
Site Establishment	23.0
TSF and Water Treatment	44.7
Plant and Infrastructure	27.5
Subtotal Sustaining	265.1
Closure and Reclamation
Mine Closure and Reclamation	80.9
Total Capital and Closure Costs	662.8

Note: Numbers may not sum due to rounding.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

2.2 Key business developments in 2022

a) Esaase Metallurgy Update

As announced on February 25, 2022, the Company reported that the AGM experienced lower than expected recoveries in Q1 2022 (see news release “Galiano Gold Reports Lower than Expected Gold Recovery at the Asanko Gold Mine”). Subsequent to the announcement, an extensive drilling campaign was completed to provide representative samples for metallurgical testing. The metallurgical test work completed by an independent third party consisted of lab scale CIL bottle roll tests conducted on a total of 8 bulk composites derived from mineralized drill core increments from the metallurgical drilling campaign. The composites were selected to represent variations in lithological domains, oxidation states, visually logged carbon and gold grade. Overall weighted average gold recoveries of 87% were achieved for the Esaase deposit. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

b) Restructuring of the AGM's workforce

In light of the changing nature of operations at the AGM, the JV completed a process of right sizing its workforce. Severance notifications were issued during Q1 2022 and personnel required as operations move forward were retained with new employment contracts.  Despite upfront severance costs associated with the restructuring, management expects to realize longer-term cost savings and a more streamlined and efficient operation going forward. For the year ended December 31, 2022, the AGM realized labour cost savings of $9.7 million resulting from the workforce restructuring. Following the strong financial and operational performance of the AGM in 2022, the AGM had settled all outstanding obligations relating to the workforce restructuring as of December 31, 2022.

c) Changes to Board and Management

Marcel De Groot and Shawn Wallace did not stand for re-election at the Company’s Annual General Meeting, and Greg Martin, former Chief Financial Officer (“CFO”) of SSR Mining Inc. (“SSR Mining”), was elected as director effective June 2, 2022.  Mr. Martin has over 20 years of mining experience, most recently as Executive Vice President and CFO of SSR Mining, and holds an MBA from the University of Western Ontario and is a designated CPA, CGA.

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Mr. Di Trapani departed the Company on April 14, 2022, following which Matt Freeman was appointed as CFO, in line with the Company's succession plan.

On August 4, 2022, Chris Pettman joined the Company as Vice President Exploration. Mr. Pettman has over 15 years of exploration experience in a wide variety of geologic settings and deposit types.  Most recently he worked as Exploration Manager, Canada for Rio Tinto and previously as Chief Geoscientist at Chinalco Rio Tinto Exploration.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

2.3 Financial and operating highlights

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2022	2021	2022	2021
Galiano Gold Inc.
Net income (loss) after tax	28,500	(91,033)	40,809	(68,883)
Adjusted net (loss) income after tax[1]	(6,010)	(14,478)	6,299	7,672
Adjusted EBITDA[1]	8,169	344	28,827	28,498
Cash and cash equivalents	56,111	53,521	56,111	53,521

Asanko Gold Mine (100% basis)
Financial results
Revenue	57,808	91,075	297,136	382,380
Income (loss) from mine operations	19,167	(8,949)	71,653	58,026
Net income (loss) after tax	83,712	(164,575)	103,223	(114,472)
Adjusted net income (loss) after tax[1]	19,627	(11,411)	58,058	38,692
Adjusted EBITDA[1]	22,810	1,595	79,248	76,712

Cash and cash equivalents	91,271	49,211	91,271	49,211
Cash generated from operating activities	11,135	13,953	75,479	86,602
Free cash flow[1]	5,528	(3,617)	43,780	25,921
AISC margin[1]	16,930	11,917	70,664	72,602

Key mine performance data
Gold produced (ounces)	34,090	50,278	170,342	210,241
Gold sold (ounces)	34,202	51,368	167,849	216,076

Average realized gold price ($/oz)	1,686	1,771	1,767	1,767

Total cash costs ($ per gold ounce sold)[1]	1,031	1,257	1,157	1,177
All-in sustaining costs ($ per gold ounce sold)[1]	1,191	1,539	1,346	1,431

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

2.4 Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its local and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the JV and the Company operate in, beyond the life of the JV's mines.

The Company implements its sustainability strategy with a focus on four key areas: (1) protecting human rights; (2) occupational health and safety of our employees and local communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of our operations. For further details on the Company's sustainability strategy, refer to the Company's 2021 Sustainability Report published on August 23, 2022 and which is available on the Company's website at www.galianogold.com. The 2021 Sustainability Report was also distributed to local and national stakeholders in Ghana.

In March 2022, the United States Securities and Exchange Commission (“SEC”) announced plans to enhance and standardize climate-related disclosures for reporting issuers. The proposed disclosure rules would require reporting issuers to disclose both climate-related risks that are reasonably likely to have a material impact on their business, results of operations or financial condition, in addition to Scope 1, Scope 2 and certain Scope 3 emissions.  The SEC has yet to finalize its ESG disclosure rules for reporting issuers, however it is expected that the rules and an implementation plan will be announced in 2023.

In October 2021, the Canadian Securities Administrators ("CSA") published proposed climate-related disclosure rules, the foundation of which are aligned with the Task Force for Climate-Related Financial Disclosure ("TCFD") recommendations. The CSA is currently reviewing comment letters received on its proposed climate-related disclosure rules, as well as analyzing key differences between its proposed rules and those of the SEC.

Governance

The foundation of the Company’s sustainability strategy starts with strong governance. The Company has established a Corporate Governance and Nominating Committee (“CGNC”) comprised of independent non-executive directors who meet in accordance with the CGNC mandate with senior management of the Company.  The CGNC’s mandate includes, among other things, monitoring legislation, regulatory policies and industry best practices dealing with corporate governance and, from time to time as it deems appropriate, review and reassess the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board.

The Company has also established a Sustainability Committee comprised of independent non-executive directors who meet on a quarterly basis with senior management of the Company and the JV to review performance against a basket of key performance indicators and to provide oversight of the Company’s sustainability management and initiatives. A quarterly assessment is also performed by the Sustainability Committee to confirm, among other things: monitoring of current trends and emerging sustainability issues; compliance with the Company’s sustainability policies; development of short and long-term targets and standards to adhere to occupational health and safety, human rights, environmental and sustainability principles; and monitoring of climate-related risks and opportunities.

Senior management of the Company are actively involved in the day-to-day implementation and management of the Company's ESG strategies, including examining the sustainability-related risks and opportunities facing the business.

Risk Management

Galiano faces potential risks and uncertainties that can significantly impact our business, including competitive, economic, political, legal, regulatory, social, and financial risks. We diligently work to reduce our exposure to material risks involved in the achievement of our business objectives by employing a systematic approach to identify, assess, mitigate, review, and manage these risks. Galiano’s Enterprise-Wide Risk Assessment methodology includes a matrix of both real and hypothetical risks, a heat map of ongoing top ten risks, ranking scales of likelihood and potential consequence, in addition to an incident classification system by gross and net (after implementation of controls to measure effectiveness) impacts, and appropriate risk responses. Risk owners (departments and/or executive positions) are also assigned to ensure the adoption of direct responsibility and accountability.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Our Enterprise-Wide Risk Assessment process incorporates a review of operational, health safety, environmental, and social (including human rights) risks, business unit risks as well as interactions with public officials. Our corporate risk register consolidates all risks considered to be significant and is updated regularly to support continuous review, improvement, and planning processes. A thorough assessment of all risks is integrated into our regular planning and decision-making processes. Any concerns are reported to senior management and the Board of Directors on a quarterly basis, while anything deemed critical is communicated to risk owners and the Board as soon as possible.

During 2023, a Climate-Related Financial Disclosure assessment is being undertaken, in alignment with the TCFD recommendations. Subsequent to the completion of this assessment, the Company will provide its process for identifying and assessing climate-related risks and how management will go about addressing climate-related risks. The Company will also describe how processes for identifying, assessing, and managing climate-related risks are integrated into the Company’s Enterprise-Wide Risk Assessment process.

Climate Change Strategy

Upon completion of the Climate-Related Financial Disclosure assessment mentioned above, the Company in future periods will disclose the actual and potential impacts of climate-related risks and opportunities on the Company's business, strategy, and financial planning where such information is material. This will include describing the climate-related risks and opportunities the Company has identified over the short, medium, and long-term. It will also include describing the impacts of climate-related risks and opportunities on the Company's businesses and describe climate-related scenarios, including a 2 degree or lower scenario and, where relevant to the Company, scenarios consistent with increased physical climate-related risks.

Metrics and Targets

The Company will disclose metrics to assess climate-related risks and opportunities in line with its strategy and risk management process. This will include Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas emissions, and the related risks. In addition, the Company will describe the targets used to manage climate-related risks and opportunities and performance against targets. This will be completed in future periods, post completion of the Climate-Related Financial Disclosure assessment.

Current ESG Initiatives

Galiano completed an independent human rights impact assessment in 2021 and the results of this study indicated that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors and stakeholder communities. Recommendations on alignment with evolving international best practices are currently being implemented by the Company at the AGM and corporate levels.

The Company receives detailed bi-annual feedback from its independent tailings review panel on international best practices and risk mitigation with respect to the AGM’s TSF. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the TSF. The independent tailings review panel visits the AGM at least once annually. In addition, the Company is supporting its JV partner’s initiative to implement the Global Industry Standard on Tailings Management at the AGM by 2025.

Work continues on advancing the JV's Climate Change Vulnerability Risk Assessment ("CCVRA") including implementing recommendations from the CCVRA and finalizing efficiency initiatives as a result of a 2021 energy audit.

The AGM continues to be fully certified by the International Cyanide Management Code ("ICMC" or "Cyanide Code"). The AGM has aligned its approach to cyanide management at all operations with the Cyanide Code, which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its health, safety and environmental management systems to protect human health and reduce the potential for environmental impacts. This ICMC certification reflects the Company's ongoing commitment to adhering to international mining industry best practices.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

3. Guidance and outlook

3.1 2022 Guidance for the AGM JV (100% basis)

During the year ended December 31, 2022, the AGM produced 170,342 ounces of gold, achieving the upper end of revised production guidance of 160,000 to 170,000 ounces of gold (originally 100,000-120,000 ounces, revised upwards to 140,000-160,000 ounces in Q2 2022 and revised upwards again to 160,000-170,000 ounces in Q3 2022). After mining concluded at Esaase and Akwasiso in May 2022 and July 2022, respectively, the AGM continued to operate at full capacity by drawing down on existing stockpiles. As of December 31, 2022, the AGM had 7.2Mt of stockpiles remaining at 0.67 g/t gold.

During 2022, the AGM generated operating cash flows of $104.9 million, before explorations costs, non-recurring working capital items related to winding down mining operations and payment of the Company's service fee as operator of the JV (originally forecast at $10 million and revised upwards to $60 million in Q2 2022 and revised upwards again to $90 million in Q3 2022).  The improvement in cash flows from plan was primarily due to higher gold production.

Forecast sustaining capital expenditure was $13 million (originally $22 million and revised to $17 million in Q2 2022) with actual spend of $11.0 due to a change in timing of non-critical capital projects. Sustaining capital included $4.2 million for Nkran and Esaase infill drilling and metallurgical recovery test work and $4.7 million for a TSF lift.

Forecast development capital was $6 million (revised from $8 million as of Q3 2022) with actual spend of $3.3 million due to a change in timing of pre-mining activities at Abore. Exploration expenditures were $13.3 million in 2022 (compared to forecast of $15 million) and related to drilling of the Greater Midras, Abore and Miradani trends and assessing the underground potential at Nkran.

3.2 2023 Guidance for the AGM JV (100% basis)

The Company has provided preliminary guidance for 2023 based on the Independent FS, which may be adjusted in the near term as the short-term stockpile processing plan and profile of capital spend is refined and the required JV approvals are obtained. The AGM is expected to produce between 100,000-120,000 ounces at AISC1 between $1,900/oz and $1,975/oz. AISC1 is anticipated to be elevated in 2023 primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the TSF.

It is expected that $38 million of sustaining capital expenditures will be spent on the TSF Stage 7 expansion, plant infrastructure and water management in 2023. Additionally, development capital of $24 million is expected to be spent on Abore and Miradani North site establishments.

For 2023, the exploration budget at the AGM is estimated at $15 million, which includes approximately 40,000 metres of drilling, as well as ground geophysics, trenching, soil sampling and regional mapping. The 2023 exploration program is focused on targeting discoveries on underexplored greenfield areas of the AGM tenements, as well as increasing the Mineral Reserve and Mineral Resources at the known deposits.

Despite the capital-intensive year, the AGM is expected to break even in terms of cash flow, assuming production achieves the top end of guidance at prevailing metal prices. The investment in 2023 will provide a solid foundation for the next phase of the operation.

1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

4. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable equity interest in the AGM is 45%.

4.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and years ended December 31, 2022 and 2021, unless otherwise noted.

	Three months ended December 31,		Year ended December 31,
Key mine performance data of the AGM (100% basis)	2022	2021	2022	2021

Mining
Ore tonnes mined (000 t)	-	1,623	1,894	6,261
Waste tonnes mined (000 t)	-	8,752	6,706	37,394
Total tonnes mined (000 t)	-	10,375	8,600	43,655
Strip ratio (W:O)	-	5.4	3.5	6.0
Average gold grade mined (g/t)	-	1.2	1.6	1.3
Mining cost ($/t mined)	-	3.75	6.46	3.34

Ore transportation
Ore transportation from Esaase (000 t)	503	1,264	3,414	4,668
Ore transportation cost ($/t trucked)	6.19	6.13	6.12	6.15

Processing
Tonnes milled (000 t)	1,518	1,472	5,829	5,933
Average mill head grade (g/t)	0.8	1.2	1.1	1.2
Average recovery rate (%)[2]	80%	91%	80%	93%
Processing cost ($/t milled)	10.06	10.07	10.09	9.98
G&A costs ($/t milled)[3]	4.20	5.86	5.16	6.46
Gold produced (ounces)	34,090	50,278	170,342	210,241
Gold sold (ounces)	34,202	51,368	167,849	216,076

All-in sustaining costs[1]
All-in sustaining costs ($ per gold ounce sold)[1]	1,191	1,539	1,346	1,431
All-in sustaining margin ($ per gold ounce sold)[1]	495	232	421	336

2 Refer to the Company's news releases dated February 25th, July 8th and September 29, 2022.

3 Excludes severance costs and Galiano's service fee.

a) Health and Safety

There were no LTIs nor TRIs reported during the quarter and the 12-month rolling LTI and TRI frequency rates were 0.00 and 0.15 per million employee hours worked, respectively.

On February 6, 2023, the Company reported that two contractors had been fatally injured following an incident near the TSF (see news release “Galiano Gold Reports Double Fatality at its Asanko Gold Mine”). The Company continues to work alongside its contractor to ensure everyone impacted by the incident is provided the required support and counseling needed. Efforts are underway to further reinforce the Company’s sustained commitment to Zero Harm and industry best practices in safety culture.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

b) Mining

As previously communicated, the AGM processed material from existing stockpiles during the quarter and as such there was no mining activity. The AGM did incur $3.2 million of rehandle and mining overhead costs during the quarter.

c) Transportation

During the quarter, 503,000 tonnes of material was trucked from Esaase to the processing plant, compared to 1.3 Mt in Q4 2021.  The reduction in tonnes trucked and accordingly transportation costs was due to the processing of existing stockpiles residing near the processing plant in Q4 2022.

d) Processing

The AGM produced 34,090 ounces of gold during Q4 2022, as the processing plant achieved milling throughput of 1.5 Mt of material at a grade of 0.8 g/t with metallurgical recovery averaging 80%. Recovery was lower than prior years due primarily to processing lower grade stockpiles.

During Q4 2022, the AGM processed 1.5 Mt of low grade stockpiled material that has no accounting book value, and as such had no mining cost attributed to it. Stockpiled material fed to the processing plant during the quarter yielded ounces that again exceeded expectations, resulting in the AGM achieving the upper end of production guidance for the year. The nature of stockpiled material, however, can result in highly variably grades; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q4 2022 was $10.06 comparable to processing cost per tonne of $10.07 in Q4 2021. During the quarter, the AGM continued to experience inflationary pressures resulting in higher costs for key reagents, consumables and electricity ($1.8 million increase). This was offset by lower labour costs ($0.9 million decrease from Q4 2021), resulting from the restructuring of the AGM's workforce, and lower maintenance costs ($0.9 million decrease).

e) Total cash costs and AISC

For the three months and the year ended December 31, 2022, total cash costs per ounce1 were $1,031 and $1,157, respectively, compared to the three months and the year ended December 31, 2021 of $1,257 and $1,177, respectively. Although gold sales volumes decreased by 33% in Q4 2022, total cash costs per ounce1 were lower in Q4 2022 compared to Q4 2021 as a result of lower mining contractor costs and the processing of material that had no carrying value for accounting purposes. In addition, labour costs were lower in Q4 2022 ($2.6 million decrease) as a result of the AGM's workforce restructuring completed in Q1 2022 and ore transportation costs were $4.7 million lower due to fewer tonnes trucked from Esaase. These factors were partly offset by general inflationary pressures on key reagents, electricity and other consumables.

Relative to Q3 2022, total cash costs per ounce1 were higher in Q4 2022, increasing by 3% from $1,001 to $1,031. The increase in total cash costs per ounce1 was due to lower gold ounces sold in Q4 2022, which was partly offset by lower mining contractor costs and the processing of material that had no carrying value for accounting purposes.

For the three months and the year ended December 31, 2022, AlSC1 for the AGM amounted to $1,191/oz and $1,346/oz, respectively, compared to AISC1 of $1,539/oz and $1,431/oz, respectively, for the three months and year ended December 31, 2021. The decrease in AlSC1 from Q4 2021 to Q4 2022 was predominantly due to the decrease in total cash costs per ounce1 mentioned above and lower sustaining lease payments ($78/oz decrease) related to the temporary cessation of mining at the end of Q2 2022. General and administrative ("G&A") expenses were also $28/oz lower in Q4 2022 relative to Q4 2021 as a result of the AGM restructuring its workforce.

Relative to Q3 2022, AlSC1 was largely unchanged in Q4 2022, increasing by 1% from $1,178/oz to $1,191/oz. The increase in AISC1 was primarily due to the increase in total cash costs per ounce1 mentioned above. In addition, sustaining lease payments were $80/oz higher Q3 2022 in support of mining activities at Akwasiso, which was partly offset by higher sustaining capital expenditures in Q4 2022 related to a TSF lift ($65/oz increase).

For the three months and the year ended December 31, 2022, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $3.0 million and $16.8 million, respectively, compared to $7.2 million and $27.6 million, respectively, during the comparative periods in 2021. Non-sustaining capital expenditures during Q4 2022 amounted to $1.8 million and related primarily to formulating the AGM's new LOM plan and early works at Abore, while $1.2 million of non-sustaining exploration expenditures primarily related to Miradani Central drilling and Nkran South extension drilling, as well as work towards a ground geophysics survey.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

4.2 Exploration update

The JV holds a district-scale land package of 476km2 on the prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken during the year to evaluate the current and potential expanded mineralization of each deposit to improve the mineral resource estimate and to assess the broader potential of each deposit.

  Nkran Cut 3 – the Nkran pit is located immediately adjacent to the processing plant. The JV completed an infill drill program during Q2 2022 with 24 holes drilled totaling 8,116m. The results of this drilling campaign were incorporated into the AGM’s Independent FS, which saw a 14% increase in Indicated and 118% increase in Inferred mineral resource ounces compared to the February 28, 2022 resource estimates.

  Nkran South - the first phase of an exploration drilling program was commenced at Nkran South Extension with the aim of converting inferred material to indicated between the current Nkran Cut 3 reserve shell and the $1,800/oz resource shell, as well as test for new mineralization along the southern margin of the deposit. This initial phase consists of a planned 15 holes totaling 6,000m and will be drilled as part of 8 vertical fences spaced approximately 35m apart immediately along strike to the south of the current Nkran reserve shell. As of December 31, 2022, 1 hole totaling 597m has been completed with 2 additional holes in progress. Logging and sampling of the completed hole is underway, and interpretation of results will follow. No assays from this drilling have yet been received.

  Nkran Deep Directional Drilling - the JV has completed phase 1 of a deep directional drill program in Q3 2022 to explore the underground potential at the Nkran deposit. During the year 6,083m was drilled from 2 pilot holes yielding 8 directional (daughter) holes.

Drilling highlights at Nkran Deeps reported during the quarter included (refer to the Company's news release dated September 8, 2022 for additional details on the drilling results, including data verification and quality assurance and quality control measures):

  Hole NKDD22-090W1: 14 meters @ 4.56 g/t gold from 518.6m including 4 meters @ 9.48 g/t gold from 528.8m, 4 meters @ 4.77 g/t gold from 581m and 2 meters @ 37.57 g/t gold from 625m
  Hole NKDD22-090W2: 7 meters @ 7.03 g/t gold from 379m, 5 meters @ 4.18 g/t gold from 431m and 6 meters @ 7.25 g/t gold from 480m
  Hole NKDD22-090W3: 6 meters @ 6.99 g/t gold from 474m
  Hole NKDD22-090W4: 8 meters @ 5.19 g/t gold from 298m
  Hole NKDD22-077W1: 4.5 meters @ 7.28 g/t gold from 376.3m
  Hole NKDD22-077W2: 6 metres @ 7.25 g/t gold from 480m

Mineralization appears to be open in all directions, including the zone above this mineralization and below the bottom extents of previous infill resource drilling. Several mineralized intercepts indicate grades and widths that may be amenable to underground mining.  Geotechnical work is ongoing to assess the feasibility of underground mining, the results of which will impact any further drilling being contemplated.

  Esaase – the JV completed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. During the year, 68 holes were drilled for 11,579m. The results of this drilling campaign were incorporated into the AGM’s Independent FS, which saw a 35% increase in Measured and Indicated and 925% increase in Inferred mineral resource ounces compared to the February 28, 2022 resource estimates.

  Abore – the JV completed an infill drill program to enhance the understanding of the mineral resource and convert inferred category mineral resources into the measured and indicated category. During the year, 89 holes were drilled totaling 15,933m. The results of this drilling campaign were incorporated into the AGM’s Independent FS, which saw a 35% increase in Measured and Indicated mineral resource ounces compared to the February 28, 2022 resource estimates.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

  Miradani North – located 10km south-west of the processing plant. The JV completed a low angle drill program targeting the conversion of near surface inferred resources to the measured and indicated category. The drill program was completed in Q3 2022. During the year, 19 holes were drilled for 4,141m. The results of this drilling campaign were incorporated into the AGM’s Independent FS, which saw a 20% increase in Indicated mineral resource ounces compared to the February 28, 2022 resource estimates.

  Midras South – located 5km southwest of the processing plant. Similar in character to Esaase and Kaniago West, mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite. During the year, 74 holes were drilled for 8,668m along the South Extension, Takorase and West trends. The results of the 2022 drilling campaigns were included in the 2023 Technical Report and a maiden Inferred mineral resource estimate was reported for Midras South with 5.4Mt at 1.32 g/t for 232,000 ounces contained gold.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

4.3 Financial results of the AGM

The following table presents excerpts of the financial results of the JV for the three months and years ended December 31, 2022 and 2021. These results are presented on a 100% basis.

Three months and years ended December 31, 2022 and 2021

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$

Revenue	57,808	91,075	297,136	382,380

Cost of sales:
Production costs	(32,518)	(78,218)	(179,849)	(255,058)
Depreciation and depletion	(3,222)	(17,252)	(30,767)	(50,177)
Royalties	(2,901)	(4,554)	(14,867)	(19,119)
Income (loss) from mine operations	19,167	(8,949)	71,653	58,026

Impairment reversal (loss) on MPP&E	63,200	(153,164)	63,200	(153,164)
Exploration and evaluation expenditures	(1,188)	(1,740)	(10,536)	(10,521)
General and administrative expenses	504	(2,009)	(20,753)	(9,576)
Income (loss) from operations	81,683	(165,862)	103,564	(115,235)
Finance expense	(1,036)	(652)	(6,471)	(2,908)
Finance income	567	107	801	275
Foreign exchange gain	2,498	1,832	5,329	3,396
Net income (loss) after tax for the period	83,712	(164,575)	103,223	(114,472)
Adjusted net income (loss) after tax for the period[1]	19,627	(11,411)	58,058	38,692

Average realized price per gold ounce sold ($)	1,686	1,771	1,767	1,767
Average London PM fix ($/oz)	1,726	1,795	1,800	1,799
Gold sold (ounces)	34,202	51,368	167,849	216,076

1 Non-IFRS measure. Adjusted net income as presented in the table was derived by adjusting net income of the AGM for the year ended December 31, 2022 by the impairment reversal on MPP&E and by the $18.0 million severance provision associated with restructuring the AGM's workforce. For the year ended December 31, 2021, adjusted net income (loss) was derived by adjusting the net loss of the AGM by the amount of the impairment on MPP&E.

a) Revenue

During Q4 2022, the AGM sold 34,202 ounces of gold at an average realized gold price of $1,686/oz for total revenue of $57.8 million (including $0.1 million of by-product silver revenue). During Q4 2021, the AGM sold 51,368 ounces of gold at an average realized gold price of $1,771/oz for total revenue of $91.1 million (including $0.1 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was a function of a 33% reduction in sales volumes and a 5% decrease in realized gold prices relative to Q4 2021.

During the year ended December 31, 2022, the AGM sold 167,849 ounces of gold at an average realized gold price of $1,767/oz for total revenue of $297.1 million (including $0.6 million of by-product silver revenue). During the comparative period of 2021, the AGM sold 216,076 ounces of gold at an average realized gold price of $1,767/oz for total revenue of $382.4 million (including $0.6 million of by-product silver revenue). The decrease in revenue year-on-year was a function of a 22% reduction in sales volumes.

The AGM continues to sell all the gold it produces to a special purpose vehicle of Red Kite Opportunities Master Fund Limited (“Red Kite”) under an offtake agreement (the “Offtake Agreement). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite.  As of December 31, 2022, 1,467,105 gold ounces have been delivered to Red Kite under the Offtake Agreement (December 31, 2021 – 1,299,256 gold ounces delivered).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

During the three months ended December 31, 2022, the AGM sold a portion of its production to the Bank of Ghana under the country’s gold buying program. Gold sales made to the Bank of Ghana were under renewed commercial terms.  As agreed with Red Kite, gold ounces sold to the Bank of Ghana in 2022 were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a “make whole” payment which was calculated in a similar manner to a nine-day quotational period.  The “make whole” payments made to Red Kite were recognized as a reduction of revenues.

b) Production costs and royalties

During the three months and year ended December 31, 2022, the AGM incurred production costs of $32.5 million and $179.8 million, respectively, compared to $78.2 million and $255.1 million in the comparative periods of 2021.

Production costs were lower in Q4 2022 primarily due to 33% fewer gold ounces sold and processing material that had no carrying value for accounting purposes. Additionally, labour costs were lower in Q4 2022 resulting from the rationalization of the AGM's workforce completed in Q1 2022 ($2.6 million decrease). These factors were partly offset by inflationary pressures on key reagents, electricity and other consumables as previously discussed.

Production costs were lower in 2022 due to 22% fewer gold ounces sold than the comparative period in 2021. Additionally, ore transportation costs from Esaase were $7.8 million lower in 2022 and labour costs were also lower resulting from the rationalization of the AGM's workforce completed in Q1 2022 ($9.7 million decrease).  Production costs in 2022 also benefitted from a positive net realizable value ("NRV") adjustment on stockpile inventory (resulting primarily from higher estimated recoveries on Esaase material) of which $11.0 million was credited to production costs, whereas in 2021 a downward NRV adjustment was recorded of which $19.6 million was recorded as production costs.

During the current year, the JV did not capitalize any stripping costs to depletable mineral interests (three months and year ended December 31, 2021 - $nil and $7.1 million, respectively).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs. Royalties payable to the Government of Ghana are presented as a component of cost of sales and amounted to $2.9 million and $14.9 million for the three months and year ended December 31, 2022, respectively (three months and year ended December 31, 2021 - $4.6 million and $19.1 million, respectively). Royalty expense was lower in 2022 due to lower revenues.

c) Depreciation and depletion

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q4 2022 was $3.2 million compared to $17.3 million for Q4 2021. Depreciation and depletion expense on MPP&E decreased from Q4 2021 to Q4 2022 primarily due to processing existing stockpiles that had no carrying value for accounting purposes. Furthermore, depreciation expense on capitalized leases was $4.4 million lower in Q4 2022 due to the temporary cessation of mining at the end of Q2 2022.

Depreciation and depletion on MPP&E recognized during the year ended December 31, 2022 was $30.8 million compared to $50.2 million for 2021. Depreciation and depletion expense was lower in 2022 due to the processing of material that had no accounting value as mentioned above and a reduction in the cost base of depreciable assets due to the impairment recorded on MPP&E at December 31, 2021. Depreciation expense on capitalized leases was also lower by $7.0 million in 2022 due to the temporary cessation of mining at the end of Q2 2022. Depreciation expense in 2022 also benefitted from a positive NRV adjustment on stockpile inventory (as discussed above) of which $4.3 million was credited to depreciation expense.

d) Impairment reversal (loss) on MPP&E

On February 25, 2022, the Company announced that gold recoveries at the AGM had been lower than expected. The Company determined the AGM was not in a position to declare mineral reserves at such time.  As of December 31, 2021, these factors were considered to be an indicator of impairment of the AGM’s MPP&E and, accordingly, a $153.2 million impairment charge on MPP&E was recorded by the AGM.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

On September 29, 2022, the Company announced that independent metallurgical test work conducted on the Esaase deposit achieved weighted average recoveries that were in-line with metallurgical recoveries previously assigned to the Esaase deposit. Positive results from the metallurgical test work were included in the Independent FS. On February 22, 2023, the Company reported the results of the Independent FS, which included the reinstatement of mineral reserves at the AGM effective December 31, 2022, and the 2023 Technical Report was filed on March 28, 2023.

The Company considered the positive results received from the Esaase metallurgical test work and reinstatement of mineral reserves at the AGM as of December 31, 2022 to be indicators that the 2021 impairment may have decreased or no longer exists.  Accordingly, the Company assessed the recoverable amount of the AGM cash-generating unit (“CGU”), which was based on the higher of management’s estimates of the fair value less cost to sell (“FVLCS”) and value-in-use. The FVLCS was estimated based on the AGM’s discounted LOM cash flow projections, fair value of mineral resources beyond proven and probable reserves and estimated costs to sell.

The recoverable amount of the AGM CGU (on a 100% basis) was estimated to be $171.0 million compared to a carrying value of $107.8 million at December 31, 2022. Accordingly, an impairment reversal on MPP&E of $63.2 million was recognized at the AGM for the year ended December 31, 2022. Refer to note 9(iv) of the Company's consolidated annual financial statements for the years ended December 31, 2022 and 2021 for the significant assumptions and judgements applied by management in estimating the recoverable amount of the AGM CGU.

e) Exploration and evaluation (“E&E”) expenditures

During the three months and year ended December 31, 2022, the AGM incurred E&E expense of $1.2 million and $10.5 million, respectively, (see 4.2 “Exploration update”) compared to $1.7 million and $10.5 million of E&E expenses in the comparative periods of 2021, respectively. E&E expenses in 2022 related to drilling campaigns at Midras South and Miradani North as well as deep directional drilling at Nkran to explore its underground potential.

f) G&A expenses

During the three months and year ended December 31, 2022, the AGM incurred a credit of $0.5 million and an expense of $20.8 million related to G&A, respectively, compared to expenses of $2.0 million and $9.6 million, respectively, in the comparative periods of 2021. The lower G&A expense in Q4 2022 was due to actual severance payouts associated with the AGM's workforce restructuring being less than previous estimates resulting in the reversal of a portion of severance provisions.

The increase in G&A expense during the year ended December 31, 2022 relative to the comparative period was due to accrued severance and redundancy costs related to the AGM rationalizing its workforce in Q1 2022 ($18.0 million increase), which was partly offset by lower realized labour costs in 2022 as part of the restructuring and higher consulting costs incurred in 2021.

g) Finance expense

Finance expense for the year ended December 31, 2022 was higher than the comparative periods in 2021 due to a provision related to a regulatory audit. During the year ended December 31, 2022, the Ghana Revenue Authority (“GRA”) conducted a regulatory audit of Asanko Gold Ghana Ltd.’s (“AGGL”) 2016 to 2020 fiscal years and raised a variety of matters for consideration. For 2022, the AGM recorded a $3.1 million expense related to the GRA’s audit findings with respect to the interpretation of withholding tax obligations pursuant to the Offtake Agreement.

h) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. A provision of $2.0 million has been recorded as of December 31, 2022 as management’s best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

4.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months and years ended December 31, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	11,135	13,953	75,479	86,602
Investing activities	(5,099)	(12,779)	(16,452)	(45,891)
Financing activities	(531)	(4,879)	(15,590)	(55,522)
Impact of foreign exchange on cash and cash equivalents	(36)	(70)	(1,377)	(232)
Increase (decrease) in cash and cash equivalents during the period	5,469	(3,775)	42,060	(15,043)
Cash and cash equivalents, beginning of period	85,802	52,986	49,211	64,254
Cash and cash equivalents, end of period	91,271	49,211	91,271	49,211

a) Cash flows from operating activities

During Q4 2022, the AGM generated cash flows from operations of $11.1 million due to strong AISC margins1 of $495/oz.

Operating cash flows in Q4 2022 were lower than Q4 2021 as improved AISC margins1 in the current period were offset by a $7.6 million net working capital outflow compared to Q4 2021.

During the year ended December 31, 2022, the AGM generated cash flows from operations of $75.5 million due to strong AISC margins1 of $421/oz and a $3.9 million net working capital inflow.

The decrease in operating cash flows for the year ended December 31, 2022 relative to the comparative period was primarily due to a $5.8 million decrease in the JV's operating income (excluding depreciation) resulting from fewer gold ounces sold, and payment of severance costs ($18.0 million) associated with the AGM's workforce restructuring.  These factors were partly offset by a $9.0 million decrease in net working capital in 2022 compared to 2021.

b) Cash used in investing activities

During Q4 2022, the AGM invested $5.7 million in additions to MPP&E and earned $0.6 million of interest on cash balances. Total cash expenditure on MPP&E during the quarter included $3.9 million in sustaining capital related primarily to raising the height of the TSF. Development capital expenditure was $1.8 million in Q4 2022 and related primarily to early works at Abore and costs associated with developing the AGM's new LOM plan.

The decrease in cash flows invested in MPP&E from Q4 2021 to Q4 2022 was primarily due to: lower deferred stripping costs ($0.8 million decrease); lower sustaining capital expenditures ($2.7 million decrease) as the prior period included higher costs related to raising the height of the TSF; and lower development capital ($3.7 million decrease) as the prior period contained costs related to the Tetrem village relocation near the Esaase deposit.

During the year ended December 31, 2022, the AGM invested $17.2 million in additions to MPP&E and earned $0.8 million of interest on cash balances. Total cash expenditure on MPP&E during 2022 included $11.0 million in sustaining capital related primarily to infill drilling at Nkran Cut 3, infill and metallurgical drilling at Esaase and raising the height of the TSF. Development capital expenditure was $6.2 million in 2022 and related primarily to Abore infill drilling, the AGM's feasibility study and local community relocation costs.

The decrease in cash flows invested in MPP&E from 2021 to 2022 was primarily due to: lower deferred stripping costs ($9.4 million decrease); lower sustaining capital expenditures ($8.5 million decrease) as the prior period included higher costs related to raising the height of the TSF; and lower development capital expenditure ($10.9 million decrease) as the prior period included costs to construct the Tetrem village relocation and water treatment plants.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

c) Cash used in financing activities

During Q4 2022, $0.5 million of cash used in financing activities related primarily to lease payments on the JV's ore transportation lease agreements.  This compares to $4.9 million of cash used in financing activities in Q4 2021, which related to lease payments on the JV's services and mining contractor lease agreements.  The decrease in cash used in financing activities in Q4 2022 was due to the temporary cessation of mining activities at the end of Q2 2022 which meant no mining contractor payments were needed and that material was only transported from Esaase for one month of Q4 2022 compared to the full Q4 of 2021.

During the year ended December 31, 2022, $15.6 million of cash used in financing activities related primarily to lease payments on the JV's services and mining contractor lease agreements. During the comparative period of 2021, cash used in financing activities of $55.5 million included $30.7 million of principal and interest payments on the revolving credit facility ("RCF"), preferred share distributions to the JV partners totaling $10.0 million and $14.8 million in lease payments.

d) Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank. During the period, the maturity date of the RCF was extended, on an uncommitted basis, to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at December 31, 2022, the balance drawn under the RCF was nil (December 31, 2021 – nil).

As at December 31, 2022, the JV held cash and cash equivalents of $91.3 million, $3.6 million in gold on hand and $2.7 million in receivables from gold sales. This compares to December 31, 2021 when the JV held $49.2 million in cash and cash equivalents, $13.6 million in receivables from gold sales and $3.2 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

5. Results of the Company

5.1 Financial performance

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended December 31, 2022 and 2021 and the years ended December 31, 2022, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021	2020
(in thousands of US dollars, except per share amounts)	$	$	$	$	$
Share of net earnings (loss) related to joint venture	46,517	(74,063)	46,517	(51,528)	59,159
Service fee earned as operators of joint venture	1,418	1,307	5,413	5,071	4,917
General and administrative expenses	(2,854)	(3,109)	(11,100)	(13,477)	(14,757)
Exploration and evaluation expenditures	(938)	(121)	(1,411)	(642)	-
Income (loss) from operations and joint venture	44,143	(75,986)	39,419	(60,576)	49,319
Impairment reversal (loss) on investment in joint venture	7,631	(7,631)	7,631	(7,631)	-
Impairment of exploration and evaluation assets	(1,628)	-	(1,628)	-	-
Finance income	(16,046)	(6,561)	1,036	257	8,325
Finance expense	(5,623)	(882)	(5,647)	(925)	(45)
Foreign exchange gain (loss)	23	27	(2)	(8)	(223)
Net income (loss) and comprehensive income (loss) after tax for the period	28,500	(91,033)	40,809	(68,883)	57,376

Net income (loss) per share:
Basic	0.13	(0.40)	0.18	(0.31)	0.26
Diluted	0.13	(0.40)	0.18	(0.31)	0.26

Weighted average number of shares outstanding:
Basic	224,943,453	224,943,453	224,943,453	224,729,084	223,655,880
Diluted	224,952,360	224,943,453	224,947,807	224,729,084	224,919,474

a) Share of net earnings related to the AGM JV and impairment reversal on investment in JV

For the three months and year ended December 31, 2022, the Company recognized its 45% interest in the JV's net earnings which amounted to $46.5 million for both periods (three months and year ended December 31, 2021 - share of net loss of $74.1 million and $51.5 million, respectively).  From Q1 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment was estimated to be nil. Due to the reinstatement of mineral reserves by the AGM as of December 31, 2022, the Company recognized its share of the JV's net earnings for the year. The Company also reversed in Q4 2022 the $7.6 million impairment charge recorded on its equity investment at December 31, 2021 as a result of the AGM reinstating mineral reserves.

The increase in the Company's share of the JV's net earnings for Q4 2022 and the year ended December 31, 2022 was due to the impairment reversal recorded by the AGM at December 31, 2022 as discussed in section 4.3 above, while in 2021 the AGM recorded a $153.2 million impairment charge on MPP&E of which the Company recognized its 45% interest in Q4 2021.

b) Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months and year ended December 31, 2022, the Company earned a gross service fee of $1.8 million (less withholding taxes payable in Ghana of $0.4 million) and $6.8 million (less withholding taxes payable in Ghana of $1.4 million), respectively.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

During the three months and year ended December 31, 2021, the Company earned a gross service fee of $1.6 million (less withholding taxes of $0.3 million) and $6.3 million (less withholding taxes of $1.2 million), respectively.  The increase in the gross service fee during 2022 was due to an annual inflationary adjustment.

G&A expenses

G&A expenses for the three months and years ended December 31, 2022 and 2021 comprised the following:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(1,370)	(1,321)	(6,515)	(7,594)
Office, rent and administration	(342)	(321)	(1,324)	(1,192)
Professional and legal	(179)	(110)	(724)	(589)
Share-based compensation	(751)	(1,069)	(1,646)	(3,175)
Travel, marketing, investor relations and regulatory	(176)	(251)	(745)	(779)
Depreciation and other	(36)	(37)	(146)	(148)
Total G&A expense	(2,854)	(3,109)	(11,100)	(13,477)

G&A expenses in Q4 2022 were $0.3 million lower than Q4 2021 primarily due to a $0.3 million decrease in share-based compensation expense resulting from the acceleration of vesting of stock options for a former executive of the Company in Q4 2021.

G&A expenses for the year ended December 31, 2022 were $2.4 million lower than the comparative period in 2021 primarily due to wages, benefits and consulting costs being $1.1 million lower in 2022 due to a lower headcount, which was partly offset by higher costs related to corporate development initiatives. Additionally, share-based compensation expense decreased by $1.5 million in 2022 due to forfeited awards and a decrease in the fair value of underlying long‐term incentive plan awards.

E&E expenditures

E&E expenses for the three months and years ended December 31, 2022 and 2021 comprised the following:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(87)	(37)	(326)	(189)
Drilling and assays	(567)	1	(603)	(43)
Field supplies and camp costs	48	(33)	(109)	(157)
Crop compensation, community and permitting	(332)	(51)	(368)	(239)
Other	-	(1)	(5)	(14)
Total E&E expense	(938)	(121)	(1,411)	(642)

E&E expenses for the three months and year ended December 31, 2022 were $0.8 million higher than the comparative periods of 2021 due to a preliminary drilling campaign undertaken on the Company's wholly owned Asumura property. During the comparative periods, E&E expenses primarily related to work performed on the Company's wholly owned Mali properties.

e) Impairment of E&E assets

The Company's existing exploration licenses in Mali are set to expire in 2023 and, as of December 31, 2022, the Company's intention is to not renew these licenses.  As such, the Company assessed the fair value of its E&E assets and determined the recoverable amount of these assets to be nil at December 31, 2022. Accordingly, the Company recognized an impairment loss on its E&E assets of $1.6 million during the year ended December 31, 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

f) Finance income and finance expense

Finance income includes changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances. For the three months and year ended December 31, 2022, the Company recognized a $22.2 million downward fair value adjustment ($16.6 million through finance income and $5.6 million through finance expense) and a $5.6 million downward fair value adjustment on its preferred shares in the JV, respectively (three months and year ended December 31, 2021 - downward fair value adjustments of $7.5 million and $0.9 million, respectively, recognized partly between finance income and finance expense). The downward fair value adjustment on preferred shares in Q4 2022 was primarily due to applying a higher discount rate to forecast preference share redemptions and a change in the timing of expected cash distributions from the JV under the new LOM plan.

Interest earned on cash balances was also $0.5 million and $0.8 million higher during the three months and year ended December 31, 2022, respectively, relative to the comparative periods in 2021 due to rising interest rates.

5.2 Exploration update

During the quarter, the Company initiated a Phase 1 drilling program on its wholly owned Asumura property in Ghana consisting of 95 planned drill holes designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. Drilling consists of reverse circulation ("RC") pre-collars through regolith and saprolite followed by diamond drill tails to an average depth of approximately 150m. The diamond core is oriented and will be critical for gaining an understanding of the local lithologies, structure and alteration in this area. As of December 31, 2022, 12 holes have been completed with 30 additional RC pre-collars in progress. Logging and sampling of these initial holes is underway and interpretation of lithologies and alteration intercepted will follow as more holes are completed. No assays have yet been received from this drilling as of December 31, 2022.

Figure: Asumura target areas with planned drill holes. Q4 2022 drilling is located on the Wagykrom and Ada target trends. Background is interpreted geology with gold in soil anomalies.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

		2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Share of net earnings (loss) related to joint venture	46,517	-	-	-	(74,063)	3,448	5,713	13,374
Service fee earned as operators of joint venture	1,418	1,381	1,307	1,307	1,307	1,284	1,240	1,240
General and administrative expenses	(2,854)	(3,490)	(2,004)	(2,752)	(3,109)	(2,665)	(3,779)	(3,924)
Exploration and evaluation expenditures	(938)	(281)	(55)	(137)	(121)	(148)	(373)	-
Income (loss) from operations and joint venture	44,143	(2,390)	(752)	(1,582)	(75,986)	1,919	2,801	10,690
Impairment reversal (loss) on investment	7,631	-	-	-	(7,631)	-	-	-
in joint venture

Impairment of exploration and evaluation assets	(1,628)	-	-	-	-	-	-	-
Other income (expense)	(21,646)	3,670	13,318	45	(7,416)	2,199	2,203	2,338
Net income (loss) after tax for the period	28,500	1,280	12,566	(1,537)	(91,033)	4,118	5,004	13,028
Basic and diluted income (loss) per share	$0.13	$0.01	$0.06	($0.01)	($0.40)	$0.02	$0.02	$0.06

Adjusted net (loss) income after tax for the period[1]	(6,010)	1,280	12,566	(1,537)	(14,478)	4,118	5,004	13,028
Adjusted basic and diluted (loss) income per share[1]	($0.03)	$0.01	$0.06	($0.01)	($0.06)	$0.02	$0.02	$0.06

EBITDA[1]	50,205	(2,378)	(727)	(1,534)	(83,553)	1,946	2,876	10,664

The results of the Company are heavily influenced by its share of profits and losses related to the JV, which is directly related to the underlying performance of the AGM.

From Q4 2020 to Q3 2021, results reflected the gold price environment and the grade of deposits being mined.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM not being in a position to declare a mineral reserve at December 31, 2021.  Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 again due to the inability of the AGM to declare mineral reserves as a result of metallurgical uncertainty of the material mined from Esaase.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

From Q1 2022 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was nil at March 31, 2022, June 30, 2022, and September 30, 2022. Other income for Q2 2022 and Q3 2022 includes a $13.2 million and $3.4 million positive fair value adjustment on the Company's preference shares in the JV, respectively, largely driven by strong operating performance resulting in improved working capital of the AGM.

During Q4 2022, as a result of the JV's reinstatement of mineral reserves in the AGM's 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preference shares in the JV resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preference share redemptions. Additionally, the Company also recognized a $1.6 million impairment on its wholly owned Mali exploration assets in Q4 2022.

1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JVA. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.  Note that the December 31, 2022 and December 31, 2021 balances below do not include any assets or liabilities of the JV.

	December 31, 2022	December 31, 2021
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	56,111	53,521
Other current assets	2,494	8,147
Non-current assets	121,289	74,528
Total assets	179,894	136,196

Current liabilities	5,804	2,643
Non-current liabilities	399	790
Total liabilities	6,203	3,433

Total equity	173,691	132,763
Working capital	52,801	59,025

Total common shares outstanding	224,943,453	224,943,453

Total options outstanding	8,497,170	11,680,170

Key financial ratios
Current ratio	10.10	23.33
Total liabilities-to-equity	0.04	0.03

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and interest earned thereon, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

On December 21, 2022, the Company filed a final short form base shelf prospectus (the “Prospectus”) under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

7.1 Commitments

The following table summarizes the Company's contractual obligations as at December 31, 2022 and 2021. Note the following table excludes commitments and liabilities of the JV for the years presented.

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years Over 5 years		December 31, 2022	December 31, 2021
Accounts payable, accrued liabilities and payable due to related party	3,173	-	-	-	3,173	1,467
Long-term incentive plan (cash-settled awards)	2,521	195	-	-	2,716	1,547
Corporate office leases	127	221	-	-	348	501
Total	5,821	416	-	-	6,237	3,515

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million (December 31, 2021 - $5.9 million).

7.2 Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or the JV's financial condition or future results of operations.

7.3 Cash flows

The following table provides a summary of the Company's cash flows for the three months and years ended December 31, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	842	(2,287)	1,784	(12,935)
Investing activities	536	32	1,032	3,906
Financing activities	(31)	(33)	(130)	441
Impact of foreign exchange on cash and cash equivalents	48	(33)	(96)	(42)
Increase (decrease) in cash and cash equivalents during the period	1,395	(2,321)	2,590	(8,630)
Cash and cash equivalents, beginning of period	54,716	55,842	53,521	62,151
Cash and cash equivalents, end of period	56,111	53,521	56,111	53,521

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

a) Cash provided by (used in) operating activities

During Q4 2022, the Company generated cash flows from operations of $0.8 million (three months ended December 31, 2021 - utilized cash flows in operations of $2.3 million) as a $2.6 million positive working capital movement exceeded corporate head office expenses.  The positive working capital movement was largely due to collecting $2.4 million of the Company's service fee receivable from the JV.

During the year ended December 31, 2022, the Company generated cash flows from operations of $1.8 million (year ended December 31, 2021 - utilized cash flows in operations of $12.9 million) again resulting from a $7.1 million positive working capital movement mentioned above which exceeded corporate head office expenses.

The increase in cash provided by operating activities during the three months and year ended December 31, 2022 was primarily due to the aforementioned collection of the Company's JV service fee (Q4 2022: $2.4 million collected; year ended December 31, 2022: $11.0 million collected) while corporate head office expenses (cash basis) were also lower in 2022 due to a lower headcount (see "5. Results of the Company").

b) Cash provided by investing activities

During the three months and year ended December 31, 2022, cash provided by investing activities amounted to $0.5 million and $1.0 million, respectively, and comprised interest earned on cash balances.

During the three months ended December 31, 2021, cash provided by investing activities of $32 comprised interest earned on cash balances. During the year ended December 31, 2021, cash provided by investing activities of $3.9 million included a $5.0 million distribution from the JV in the form of a preference share redemption and $0.4 million of interest earned on cash balances, which were partly offset by an acquisition of exploration properties in Mali for $1.5 million.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported	32,518	78,218	179,849	255,058
Other adjustments [4]	-	(18,143)	-	(19,169)
Adjusted production costs	32,518	60,075	179,849	235,889
Share-based compensation expense included in production costs	(1)	44	47	8
By-product revenue	(151)	(121)	(604)	(635)
Total operating cash costs	32,366	59,998	179,292	235,262
Royalties	2,901	4,554	14,867	19,119
Total cash costs	35,267	64,552	194,159	254,381
Gold ounces sold	34,202	51,368	167,849	216,076
Operating cash costs per gold ounce sold ($/ounce)	946	1,168	1,068	1,089
Total cash costs per gold ounce sold ($/ounce)	1,031	1,257	1,157	1,177

4 For the three months and year ended December 31, 2021, total production costs have been adjusted to exclude one-time severance charges and one-time net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments are not indicative of current period costs.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the AGM's results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	35,267	64,552	194,159	254,381
General and administrative expenses - JV [5]	387	1,994	2,752	9,524
Sustaining capital expenditures (see table below)	3,841	6,510	10,978	19,542
Sustaining capitalized stripping costs	-	796	-	9,377
Reclamation cost accretion	708	304	2,527	1,191
Sustaining lease payments	508	4,791	15,247	14,790
Interest on lease liabilities	14	112	207	396
All-in sustaining cost	40,725	79,059	225,870	309,201
Gold ounces sold	34,202	51,368	167,849	216,076
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,191	1,539	1,346	1,431
Average realized price per gold ounce sold ($/ounce)	1,686	1,771	1,767	1,767
All-in sustaining margin ($/ounce)	495	232	421	336
All-in sustaining margin	16,930	11,917	70,664	72,602

5 Excluded from the G&A costs of the AGM is a credit of $6 and $34 of share-based compensation expense and a credit of $0.9 million and an expense of $18.0 million related to one-time severance charges for the three months and year ended December 31, 2022, respectively (three months and year ended December 31, 2021 - excludes share-based compensation expense of $15 and $52, respectively).

For the three months and year ended December 31, 2022, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.6 million and $3.9 million, respectively, which exclude share-based compensation expense and depreciation expense totaling $0.8 million and $1.8 million, respectively (three months and year ended December 31, 2021 - G&A expenses, net of the JV service fee, of $0.7 million and $4.4 million, respectively, which exclude share‐based compensation expense, depreciation expense and severance payouts totaling $1.1 million and $4.0 million, respectively).

The Company's attributable gold ounces sold for the three months and year ended December 31, 2022 were 15,391 and 75,532 (three months and year ended December 31, 2021 - 23,116 and 97,234 gold ounces, respectively), resulting in additional all-in sustaining cost for the Company of $42/oz and $52/oz for the periods presented, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three months and year ended December 31, 2021 - $30/oz and $45/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - JV	5,099	12,779	16,452	45,891
Less:
Sustaining capitalized stripping costs	-	(796)	-	(9,377)
Non-sustaining capital expenditures	(1,806)	(3,076)	(6,167)	(16,306)
Change in AP related to capital expenditures not included in AISC	(13)	(2,439)	(87)	(837)
Interest income received	561	42	780	171
Total sustaining capital expenditures	3,841	6,510	10,978	19,542

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The majority of the non-sustaining capital expenditures during the three months ended December 31, 2022 related to early works at Abore and costs associated with the AGM's Independent FS.  For the year ended December 31, 2022, non-sustaining capital expenditure related primarily to infill drilling and early works at Abore and the AGM's Independent FS.

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
Cash used in financing activities - JV	531	4,879	15,590	55,522
Less:
Interest and fees paid on RCF	(23)	(88)	(343)	(732)
Distributions paid to JV partners	-	-	-	(10,000)
Repayment of RCF	-	-	-	(30,000)
Total sustaining lease payments	508	4,791	15,247	14,790

8.3 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA"). Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars )	$	$	$	$
Net income (loss) after tax for the period	28,500	(91,033)	40,809	(68,883)
Add back (deduct):
Depreciation and depletion	36	37	146	148
Finance income	16,046	6,561	(1,036)	(257)
Finance expense	5,623	882	5,647	925
EBITDA for the period	50,205	(83,553)	45,566	(68,067)
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	219	793	119	2,194
Severance costs	-	692	-	692
Share of net (earnings) loss related to joint venture	(46,517)	74,063	(46,517)	51,528
Impairment (reversal) loss on investment in joint venture	(7,631)	7,631	(7,631)	7,631
Impairment loss on exploration and evaluation assets	1,628	-	1,628	-
Galiano's attributable interest in JV Adjusted	10,265	718	35,662	34,520
EBITDA (below)

Adjusted EBITDA for the period	8,169	344	28,827	28,498

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2022 and 2021 to the results of the JV as disclosed in note 9 to the Company's consolidated annual financial statements for the years ended December 31, 2022 and 2021.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars)	$	$	$	$
JV net income (loss) after tax for the period	83,712	(164,575)	103,223	(114,472)
Add back (deduct):
JV depreciation and depletion	3,222	17,252	30,767	50,177
JV finance income	(567)	(107)	(801)	(275)
JV finance expense	1,036	652	6,471	2,908
JV EBITDA for the period	87,403	(146,778)	139,660	(61,662)
Add back (deduct):
Impairment (reversal) loss on MPP&E	(63,200)	153,164	(63,200)	153,164
JV severance costs	(885)	-	18,035	-
JV mining contractor lease payments (capitalized leases)	(508)	(4,791)	(15,247)	(14,790)
JV Adjusted EBITDA for the period	22,810	1,595	79,248	76,712
Galiano's attributable interest in JV Adjusted EBITDA for the period	10,265	718	35,662	34,520

While the above figure reflects an estimate of the Company’s “attributable interest” in Adjusted EBITDA generated from the AGM, cash and cash equivalents held by the JV are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies (“Distributable Cash”). Distributable Cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at December 31, 2022, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of AGGL (which the JV partners own 45% each and the Government of Ghana holds 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements (“Free Cash Flow”). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activtities	11,135	13,953	75,479	86,602

Less:
Cash flows used in investing activities	(5,099)	(12,779)	(16,452)	(45,891)
Mining contractor lease payments (capitalized leases)	(508)	(4,791)	(15,247)	(14,790)
JV Free Cash Flow for the period	5,528	(3,617)	43,780	25,921

8.5 Adjusted Net Income (loss)

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) after tax (the nearest IFRS measure) of the Company per the consolidated annual financial statements for the years ended December 31, 2022 and 2021. All adjustments are shown net of estimated tax.

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) after tax for the period	28,500	(91,033)	40,809	(68,883)
Interest in impairment (reversal) loss on AGM's MPP&E	(28,507)	68,924	(28,507)	68,924
Impairment (reversal) loss on equity investment in JV	(7,631)	7,631	(7,631)	7,631
Impairment of exploration and evaluation assets	1,628	-	1,628	-
Adjusted net (loss) income for the period	(6,010)	(14,478)	6,299	7,672
Basic weighted average number of common shares outstanding	224,943,453	224,943,453	224,943,453	224,729,084
Diluted weighted average number of common shares outstanding	224,952,360	224,943,453	224,947,807	224,729,084

Adjusted net (loss) income per share - basic and diluted	($0.03)	($0.06)	$0.03	$0.03

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 8,497,170 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 233,440,623.

10. Related party transactions

As at December 31, 2022, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three months and year ended December 31, 2022, all related party transactions were in the normal course of business including compensation payments to key management personnel.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

During the three months and year ended December 31, 2022, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM and costs incurred by the JV on behalf of the Company in respect of its wholly owned Asumura property. For the three months and year ended December 31, 2022, the service fee was comprised of a gross service fee of $1.8 million and $6.8 million, respectively, less withholding taxes payable in Ghana of $0.4 million and $1.4 million, respectively (three months and year ended December 31, 2021 - gross service fee of $1.6 million and $6.3 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.2 million, respectively).  As at December 31, 2022, the Company had a $1.7 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2021 - $7.3 million).

During the three months and year ended December 31, 2022, the JV provided administrative and exploration services to the Company on its wholly owned Asumura property totaling $1.2 million and $1.4 million, respectively (three months and year ended December 31, 2021 - nil for both periods). As at December 31, 2022, the Company had a $1.4 million payable owing to the JV relating to services performed by the JV on the Company's Asumura property in Ghana (December 31, 2021 - nil).

In addition to the service fee earned as operator of the JV and administrative and exploration services performed by the JV on the Company's Asumura property in Ghana, the Company's related party transactions included compensation paid to key management personnel, which was as follows for the years presented:

	Year ended December 31,
	2022	2021
	$	$
Salaries and benefits	1,942	2,943
Share-based compensation	1,343	2,413
Total compensation	3,285	5,356

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the consolidated annual financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2022 and 2021. The following estimates had a significant effect on the Company's consolidated annual financial statements and the financial results of the JV during the year.

a) Impairment assessments of the equity investment in the JV and MPP&E

When facts and circumstances suggest the carrying value of the Company’s equity investment in the JV and/or the JV’s MPP&E may be impaired, or a previously recognized impairment may have reversed, the Company is required to estimate the recoverable amount through a FVLCS or value-in-use approach. Estimating the recoverable amount requires management to make significant estimates about the future life of mine cash flows of the AGM which may include, but may not be limited to, changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates. Changes in any of these estimates could materially impact the carrying value of the AGM’s MPP&E and/or the Company’s equity investment in the JV.

When assessing the recoverable amount of a CGU without defined mineral reserves, management may be required to make significant estimates about the fair value of in-situ mineral resources by reference to market rates for comparable assets.

When facts and circumstances suggest the carrying value of the JV's MPP&E may be impaired or a previously recognized impairment has reversed, the same policies and set of assumptions as described above are applied. Refer to note 9(iv) of the Company's consolidated annual financial statements for the years ended December 31, 2022 and 2021 for the significant assumptions and judgements applied by management in estimating the recoverable amount of the AGM CGU.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

b) Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV’s LOM plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment/reversal assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges (or reversals) recorded.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

There were no new standards effective January 1, 2022 that had a material impact on the Company's consolidated annual financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of December 31, 2022:

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is evaluating how the amendments to IAS 1 will impact the disclosures in its consolidated financial statements in future periods.

12. Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the year ended December 31, 2022.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company and/or the JV. If any of the risks actually occur, the business of the Company and/or the JV may be harmed, and its financial condition and results of operations may suffer significantly.

a) Financial instruments

As at December 31, 2022, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents, accounts receivable and related party receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities and related party payables are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 22 of the consolidated annual financial statements for the years ended December 31, 2022 and 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

13. Internal control

13.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer (“CEO”) and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2022, such disclosure controls and procedures were effective.

13.2 Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Board of Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective.

13.3 Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

13.4 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

14. Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company’s news releases dated January 18, 2022, August 25, 2022, and September 8, 2022, all of which are filed on the Company’s SEDAR profile at www.sedar.com. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are “Qualified Persons” as defined by NI 43-101.

15. Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of mineral reserves and mineral resources;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  estimates regarding the AGM’s consumption of key reagents, consumables, critical spares and diesel fuel;
  cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  the timing of recommencement of mining;
  any additional work programs to be undertaken by the Company;
  longer-term cost savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;
  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
  the optimization of the AGM's plant performance;
  performance of stockpiled ore above management's forecast;
  the next stage of the Company's drilling efforts;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  environmental risks and remediation measures;
  expected timing for implementation of the Global Industry Standard on Tailings Management;
  advancement and implementation of the Company’s climate change adaptation plan and related energy efficient initiatives, including its sustainability program;
  alignment with International Council on Mining and Metals' Mining Principles;
  timing of announcement and implementation of the SEC’s ESG disclosure rules;
  disclosure relating to climate-related risks and opportunities;
  unanticipated reclamation expenses;
  changes in accounting policies;
  higher mined grades than plant feed grades;
  title disputes or claims;
  limitations on insurance coverage;
  and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  mineral reserve and mineral resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  risks associated with the AGM ceasing its mining operations during 2023;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the JV’s mineral properties may experience a loss due to illegal mining activities;
  the AGM's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company’s shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company’s common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company’s shareholders may be unable to sell significant quantities of the Company’s common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading “Risk Factors” in the Company’s AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definitions”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System (“MJDS”), are required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign private issuer” under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS between Canada and the United States.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definitions. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definitions.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.